Exhibit 99.4

Satyam Computer Services Limited

Description of Business

The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan, and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Statement on Significant Accounting Policies

a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account. In case of forward contracts, the difference between the forward rate and the exchange rate at the inception of a forward exchange contract is recognized as income or expense over the life of the contract.

Satyam Computer Services Limited

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction. Balance in ‘head office account’, whether debit or credit, is reported at the amount of the balance in the ‘branch account’ in the books of the head office after adjusting for unresponded transactions. Net gain/loss on foreign currency translation is recognised in the profit and loss account.

h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at June 30 , 2003

	Rs. in lakhs

	Schedule	As at	As at	As at
	Reference	30.06.2003	30.06.2002	31.03.2003

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	6,290.86	6,290.80	6,290.86
(b) Reserves and Surplus	2	218,827.31	197,600.31	207,196.75

		225,118.17	203,891.11	213,487.61

2. Loan Funds
(a) Secured Loans	3	686.15	656.10	647.17
(b) Unsecured Loans		696.75	—	1,188.50
		226,501.07	204,547.21	215,323.28

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		78,745.84	74,415.39	77,589.26
(b) Less: Depreciation		51,736.73	40,573.20	48,357.95

(c) Net Block		27,009.11	33,842.19	29,231.31
(d) Capital Work in Progress		2,681.35	3,975.40	2,698.38

		29,690.46	37,817.59	31,929.69
2. Investments	5	5,761.01	14,029.58	5,761.01
3. Current Assets, Loans and Advances
(a) Sundry Debtors	6	51,425.63	38,797.83	47,988.41
(b) Cash and Bank Balances	7	157,757.80	124,899.36	152,335.05
(c) Loans and Advances	8	11,400.97	13,141.65	10,463.63
(d) Other Current Assets - Interest Accrued on Fixed Deposits		3,485.31	206.86	1,849.52

		224,069.71	177,045.70	212,636.61
Less: Current Liabilities and Provisions
(a) Liabilities	9	19,744.61	19,135.50	18,507.53
(b) Provisions	10	13,776.47	5,154.33	16,841.10

		33,521.08	24,289.83	35,348.63

Net Current Assets		190,548.63	152,755.87	177,287.98
4. Deferred Tax Assets/(Liabilities)	11	500.97	(55.83)	344.60

		226,501.07	204,547.21	215,323.28

Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 24, 2003		Date : July 24, 2003

Satyam Computer Services Limited
Profit and Loss Account for the quarter ended June 30, 2003

	Rs. in lakhs

		Quarter	Quarter	Year
	Schedule	Ended	Ended	Ended
	Reference	30.06.2003	30.06.2002	31.03.2003

Income
Services
- Exports		54,592.83	45,893.35	200,329.71
- Domestic		1,372.44	488.23	2,035.38
Other Income	12	1,069.68	766.52	2,785.61

		57,034.95	47,148.10	205,150.70

Expenditure
Personnel Expenses	13	27,737.13	23,166.04	98,049.52
Operating and Administration Expenses	14	11,988.29	8,887.47	42,462.41
Financial Expenses		20.12	14.65	72.08
Depreciation and Amortization		2,946.44	3,145.87	12,418.32

		42,691.98	35,214.03	153,002.33

Profit Before Taxation and Non-recurring/Extraordinary Items		14,342.97	11,934.07	52,148.37
Provision for Taxation - Current		2,350.00	1,100.00	6,565.00
- Deferred		(156.37)	(10.44)	(410.87)
- Earlier years		—	—	6.22

Profit After Taxation and Before Non-recurring/Extraordinary Items		12,149.34	10,844.51	45,988.02
Provision for diminution in value of investments/advances and debtors		—	—	15,245.79
Profit after Taxation and Non-recurring/Extraordinary Items		12,149.34	10,844.51	30,742.23
Add: Balance brought forward from previous year		113,513.92	96,594.57	96,594.57

Profit Available for Appropriation		125,663.26	107,439.08	127,336.80
Appropriations :
Interim Dividend		—	—	2,516.32
Final Dividend (Proposed)		—	—	6,919.94
Tax on distributed profits		—	—	886.62
Transfer to General Reserve		—	—	3,500.00

Balance carried to Balance Sheet		125,663.26	107,439.08	113,513.92

Earnings Per Share before Non-recurring / Extraordinary items (Rs. per equity share of Rs. 2 each)
Basic		3.86	3.45	14.62
Diluted		3.86	3.43	14.58
Earnings Per Share after Non-recurring / Extraordinary items (Rs. per equity share of Rs. 2 each)
Basic		3.86	3.45	9.77
Diluted		3.86	3.43	9.75
No. of Shares used in computing Earnings Per Share
Basic		314,542,800	314,540,000	314,541,056
Diluted		314,850,759	315,844,216	315,389,885
Notes to Accounts	15

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to	for and on behalf of the Board of Directors
in our report of even date.

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 24, 2003		Date : July 24, 2003

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

		Rs. in lakhs

		As at	As at	As at
		30.06.2003	30.06.2002	31.03.2003

1.	Share Capital
	Authorised :	7,500.00	7,500.00	7,500.00

	3,750,00,000 Equity Shares of Rs.2 each
	Issued and Subscribed :	6,290.86	6,290.80	6,290.86

	314,542,800 (June 02 - 314,540,000; March 03 - 314,542,800) Equity Shares of Rs.2 each fully paid-up
	Out of the above:
	4,000,000 Equity Shares of Rs.2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited
	140,595,000 Equity Shares of Rs.2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
	33,350,000 Equity Shares of Rs.2 each fully paid-up represent 16,675,000 American Depository Shares
	2,800 (June 02 - Nil; March 03 - 2,800) Equity Shares of Rs.2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B
2.	Reserves and Surplus
	Share Premium Account
	As at the commencement of the year	78,711.38	78,706.44	78,706.44
	Add: Received on account of issue of ADS / ASOP	—	—	4.94

		78,711.38	78,706.44	78,711.38

	General Reserve
	As at the commencement of the year	14,890.92	11,390.92	11,390.92
	Add: Transfer from the Profit and Loss Account	—	—	3,500.00

		14,890.92	11,390.92	14,890.92
	Less: Amortization of Goodwill (Refer note (d) of Schedule 15)	522.08	—	—

		14,368.84	11,390.92	14,890.92

	Employee Stock Options
	Employee Stock Options Outstanding	94.02	99.47	94.02
	Less: Deferred Employee Compensation	10.19	35.60	13.49

		83.83	63.87	80.53

	Balance in Profit and Loss Account	125,663.26	107,439.08	113,513.92

		218,827.31	197,600.31	207,196.75

3.	Secured Loans
	Vehicle Loans	686.15	656.10	647.17

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

											Rs. in lakhs

	DESCRIPTION	GROSS BLOCK				DEPRECIATION / AMORTIZATION				NET BLOCK

		Cost as at			Cost as at	As at	For the		As at	As at	As at
		01.04.2003	Additions	Deletions	30.06.2003	01.04.2003	period	Deletions	30.06.2003	30.06.2003	31.03.2003

1.	Goodwill*	835.33	—	—	835.33	—	626.49	—	626.49	208.84	835.33
2.	Land & Land Development
	-Freehold	1,813.90	—	—	1,813.90	—	—	—	—	1,813.90	1,813.90
	-Leasehold	813.30	—	—	813.30	1.17	0.10	—	1.27	812.03	812.13
3.	Buildings**	4,179.27	—	—	4,179.27	704.90	37.23	—	742.13	3,437.14	3,474.37
4.	Plant and Machinery (Including Computers and Software)	55,032.61	1,043.29	0.52	56,075.38	37,844.34	2,208.29	0.52	40,052.11	16,023.27	17,188.27
5.	Office Equipment	1,025.93	7.65	—	1,033.58	673.77	33.83	—	707.60	325.98	352.16
6.	Furniture, Fixtures and Interiors	12,190.29	69.76	—	12,260.05	8,506.51	477.59	—	8,984.10	3,275.95	3,683.78
7.	Vehicles	1,698.63	184.80	148.40	1,735.03	627.26	84.99	89.22	623.03	1,112.00	1,071.37

	Total	77,589.26	1,305.50	148.92	78,745.84	48,357.95	3,468.52	89.74	51,736.73	27,009.11	29,231.31

	As at 30.06.2002	73,924.86	531.45	40.92	74,415.39	37,442.00	3,145.87	14.67	40,573.20	33,842.19

*Refer note (d) of Schedule 15

**Includes Rs. 382.73 lakhs ( June 02 – Rs.382.73 lakhs, March 03 – Rs. 382.73 lakhs ) constructed on leasehold land .

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

							Rs. in lakhs
		As at		As at		As at
		30.06.2003		30.06.2002		31.03.2003

5.	Investments
	Long Term
	Trade ( Unquoted )
	SIFY Limited		2,400.63		2,400.63		2,400.63
	12,182,600 Equity Shares of Rs.10 each, fully paid-up
	Satyam Venture Engineering Services Private Limited		354.45		354.45		354.45
	3,544,480 Shares of Rs.10 each, fully paid-up
	CA Satyam ASP Private Limited		716.90		233.35		716.90
	7,168,995 (June 02 - 2,333,500; March 03 - 7,168,995) Equity Shares of Rs.10 each, fully paid-up
	Intouch Technologies Limited	1,090.18				1,090.18
	833,333 shares of 20 US cents each, fully paid-up
	Less : Provision for diminution	1,090.18	—		1,090.18	1,090.18	—

	Medbiquitious Services Inc.,	157.08				157.08
	334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up
	Less : Provision for diminution	157.08	—		157.08	157.08	—

	Avante Global LLC.,	254.36				254.36
	577,917 class ‘A’ units representing a total value of US Dollars 540,750
	Less : Provision for diminution	254.36	—		254.36	254.36	—

	Jasdic Park Company
	480 Shares of J Yen 50,000 each, fully paid-up	75.18				75.18
	Less : Received on liquidation	26.31				—
	Less : Provision for diminution	48.87	—		75.18	75.18	—

	Satyam GE Software Services Private Limited		—		106.25		—
	Nil ( June 02 - 1,062,500; March 03 - Nil ) Equity Shares of Rs.10 each, fully paid-up
	Investments in subsidiary companies
	Satyam Manufacturing Technologies Inc.,		2,022.09		358.19		2,022.09
	100,000 (June 02 - 76,000; March 03 - 100,000) Common Stock of 1 US Cent each, fully paid-up
	Nipuna Services Limited		100.00		5.00		100.00
	1,000,000 (June 02 - 50,000; March 03 - 1,000,000) Equity Shares of Rs 10 each, fully paid-up
	Satyam Computer Services (Shanghai) Co. Limited$$		66.94		—		66.94
	Satyam (Europe) Limited	698.04		698.04		698.04
	1,000,000 Equity Shares of 1 GBP each, fully paid-up
	Less: Provision for losses	698.04	—	698.04	—	698.04	—

	Satyam Japan KK	41.69		41.69		41.69
	200 Common Stock of J Yen 50,000 each, fully paid-up
	Less: Provision for losses	41.69	—	41.69	—	41.69	—

	Satyam Asia Pte Limited	102.61		102.61		102.61
	400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up
	Less: Provision for losses	102.61	—	102.61	—	102.61	—

	Dr. Millennium, Inc.,	308.83		308.83		308.83
	710,000 Common Stock of 1 US Dollar each , fully paid-up
	Less : Received on account of reduction of Share Capital	298.62		298.62		298.62
	Less: Provision for losses	10.21	—	10.21	—	10.21	—

	VisionCompass, Inc	8,993.91				8,993.91
	425,000,000 Common Stock of 1 US Cent each, fully paid-up
	Less : Provision for diminution	8,993.91	—		8,993.91	8,993.91	—

	Satyam IdeaEdge Technologies Private Limited	1.00				1.00
	10,000 Equity Shares of Rs.10 each, fully paid-up
	Less : Provision for diminution	1.00	—		1.00	1.00	—

	Current Investments (Other than trade — Quoted)
	HSBC Cash Fund — Growth		—		—		100.00
	Nil (June 02 - Nil; March 03 - 1,000,000) units of Rs.10 each (Sold during the period)
	UTI Liquid Cash Plan — Income Option		100.00		—		—
	1,000,000 ( June 02 - Nil; March 03 - Nil) units of Rs.10 each purchased during the period (Market value Rs.10,009,100 )
			5,761.01		14,029.58		5,761.01

$$ Investment in Satyam Computer Services (Shanghai) Co. Limited is not denominated in number of shares as per laws of the People’s Republic of China.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

			Rs. in lakhs

	As at	As at	As at
	30.06.2003	30.06.2002	31.03.2003

6. Sundry Debtors (Unsecured)
Considered good *
(a) Over six months old	1,247.74	1,176.98	1,446.16
(b) Other debts	50,177.89	37,620.85	46,542.25

	51,425.63	38,797.83	47,988.41
Considered doubtful **	6,433.81	5,310.79	6,235.38

	57,859.44	44,108.62	54,223.79
Less: Provision for doubtful debts **	6,433.81	5,310.79	6,235.38

	51,425.63	38,797.83	47,988.41

*Debtors include dues from subsidiaries Rs. 1,394.84 lakhs ( June 02 – Rs. 2,896.68 lakhs, March 03 – Rs. 2,543.94 lakhs) and Unbilled Revenue Rs. 2,595.76 lakhs (June 02 – Rs.1,572.46 lakhs, March 03 – Rs. 2,601.23 lakhs )

** Includes dues from subsidiaries Rs. 1,902.22 lakhs (June 02 – Rs. 1,889.15 lakhs, March 03 – Rs. 1,902.22 lakhs)

7. Cash and Bank Balances*
Cash and Cheques on hand	10.31	11.11	19.63
Balances with Scheduled Banks
- On Current Accounts	30,867.15	15,763.41	23,083.95
- On Deposit Accounts	123,912.30	102,813.37	126,260.88
Unclaimed Dividend Accounts	256.67	202.31	269.31
Balances with Non-Scheduled Banks on Current Accounts**	1,379.37	4,752.63	1,341.75
Balances with Non-Scheduled Banks on Deposit Accounts
Banque National De Paris, Dubai	1,332.00	1,356.53	1,359.53

	157,757.80	124,899.36	152,335.05

*Includes unutilised amount of ADS issue proceeds – Rs. 41,096.24 lakhs (June 02 – Rs. 43,352.54 lakhs, March 03 - Rs. 42,559.23 lakhs)

**Refer note (e) of Schedule 15

8. Loans and Advances @
(Considered good unless otherwise stated)
Secured – Loans	50.93	35.46	55.16
Unsecured – Advances recoverable in cash or in kind or for value to be received*	9,129.32	11,279.56	8,365.48
- Deposits	2,220.72	1,826.63	2,042.99
Considered doubtful – Advances **	6,228.50	2,015.28	6,228.50

	17,629.47	15,156.93	16,692.13
Less: Provision for doubtful Advances **	6,228.50	2,015.28	6,228.50

	11,400.97	13,141.65	10,463.63

@ Includes Rs. 59.76 lakhs (June 02 – Rs. 84.24 lakhs, March 03 – Rs. 63.16 lakhs) due from Key Management Personnel

*Includes advances and share application money to subsidiaries Rs. 4,556.67 lakhs (June 02 – Rs. 7,337.80 lakhs, March 03 – Rs. 4,308.44 lakhs)

**Includes due from subsidiaries Rs.4,975.80 lakhs (June 02 - Rs.1,333.63 lakhs, March 03 – Rs. 4,975.80 lakhs)

					Rs. in lakhs

			As at	As at	As at
			30.06.2003	30.06.2002	31.03.2003

9.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings		—	—	—
	- Dues to other than small scale industrial undertakings		16,425.19	13,943.67	15,055.98
	Advances from Customers		532.17	1,524.50	582.09
	Unearned Revenue		833.56	—	778.13
	Investor Education Protection Fund	– Unclaimed Dividends	256.67	202.31	269.31
		– Unpaid Dividends	—	2,173.64	—
	Other Liabilities		1,697.02	1,291.38	1,822.02

			19,744.61	19,135.50	18,507.53

10.	Provisions
	Provision for Taxation (Less payments)		4,250.47	4,128.46	7,645.64
	Proposed Dividend (including tax thereon)		7,806.56	—	7,806.56
	Provision for Post Project Execution Warranty		47.08	47.08	47.08
	Provision for Gratuity and Leave Encashment		1,672.36	978.79	1,341.82

			13,776.47	5,154.33	16,841.10

11.	Deferred Tax Assets/(Liabilities)
	Debtors		689.98	511.11	725.52
	Advances		74.04	75.27	75.85
	Fixed Assets		(863.01)	(1,001.92)	(949.89)
	Others		599.96	359.71	493.12

			500.97	(55.83)	344.60

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

		Rs. in lakhs

		Quarter	Quarter	Year
		Ended	Ended	Ended
		30.06.2003	30.06.2002	31.03.2003

12.	Other Income
	Interest on deposits - Gross	2,091.44	306.65	3,192.72
	{Tax Deducted at Source Rs.425.97 lakhs } (June 02 - Rs.6.20 lakhs; March 03 - Rs 519.62 lakhs)
	Profit on sale of current investments - Trade	2.76	—	4.38
	Gain/(Loss) on exchange fluctuations (net)	(1,067.65)	421.33	(2,387.39)
	Profit on sale of long term investments	—	—	1,833.55
	Provision no longer required written back	26.31	—	—
	Miscellaneous income	16.82	38.54	142.35

		1,069.68	766.52	2,785.61

13.	Personnel Expenses
	Salaries and bonus	26,011.65	21,707.89	91,680.80
	Contribution to provident and other funds	1,597.97	1,281.53	5,510.23
	Staff welfare expenses	124.21	169.32	834.52
	Employee stock compensation expense	3.30	7.30	23.97

		27,737.13	23,166.04	98,049.52

14.	Operating and Administration Expenses
	Rent	963.00	920.23	3,789.36
	Rates and taxes	32.67	38.94	338.07
	Insurance	317.36	107.79	797.91
	Travelling and conveyance	3,618.45	2,989.38	14,193.24
	Communication	1,109.56	872.11	3,644.96
	Printing and stationery	126.72	134.54	344.63
	Power and fuel	332.71	320.72	1,189.64
	Advertising	212.59	17.07	266.55
	Marketing expenses	1,171.17	645.68	3,479.60
	Repairs and maintenance
	- Buildings	22.53	6.71	101.56
	- Machinery	128.28	144.97	685.83
	- Others	189.95	171.21	1,015.85
	Security services	33.70	24.79	107.94
	Legal and professional charges	1,345.18	715.63	4,730.84
	Provision for doubtful debts and advances	198.42	341.36	804.22
	Fixed Assets sold (net)	40.72	7.37	8.30
	Directors’ sitting fees	0.30	0.60	2.20
	Auditors’ remuneration	14.07	16.35	65.83
	Donations and contributions	5.89	4.83	18.87
	Subscriptions	59.04	47.99	238.52
	Training and development	189.68	206.47	541.83
	Research and development	84.26	138.66	375.37
	Software charges	694.40	515.48	3,124.02
	Managerial remuneration
	- Salaries	8.70	8.70	34.80
	- Commission	—	—	34.80
	- Contribution to P.F.	1.04	1.04	4.18
	- Others	4.67	2.82	15.05
	Visa charges	460.81	102.53	698.91
	Miscellaneous expenses	622.42	383.50	1,809.53

		11,988.29	8,887.47	42,462.41

Satyam Computer Services Limited

15. Notes to Accounts

a)	Associate Stock Option Plans

i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan – B” (ASOP - B) for which 26,000,000 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 15,863,778 equity shares of Rs. 2 each were outstanding as at June 30, 2003 (10,343,182 as at June 30, 2002 and 14,464,148 as at March 31, 2003).

Changes in number of options outstanding were as follows:

	Quarter ended June 30		Year ended
Options	2003	2002	March 31, 2003

At the beginning of the period	14,464,148	10,197,327	10,197,327
Granted	1,457,558	253,887	5,403,344
Forfeited	57,928	108,032	1,333,723
Exercised	—	—	2,800
At the end of the period	15,863,778	10,343,182	14,464,148

iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited

Accordingly, options (net of cancellation) for a total number of 1,316,099 ADS (1,140,925 as at June 30, 2002 and 1,263,275 as at March 31, 2003) representing 2,632,198 equity shares of Rs. 2 each were outstanding as at June 30, 2003 (2,281,850 as at June 30, 2002 and 2,526,550 as at March 31, 2003).

Changes in number of options outstanding were as follows:

	Quarter ended June 30		Year ended

Options	2003	2002	March 31, 2003

At the beginning of the period	1,263,275	1,169,425	1,169,425
Granted	52,824	3,850	2,10,000
Forfeited	—	32,350	1,16,150
At the end of the period	1,316,099	1,140,925	1,263,275

Proforma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended June 30		Year ended
	Particulars	2003	2002	March 31,2003

1.	Profit after Taxation and before Non-recurring/Extraordinary Items
	- As reported (Rs. in lakhs)	12,149.34	10,844.50	45,988.02
	- Proforma (Rs. in lakhs)	9,741.03	8,426.80	36,689.51
2.	Earnings per share:
	Basic
	- No. of shares	314,542,800	314,540,000	314,541,056
	- EPS as reported	Rs. 3.86	Rs. 3.45	Rs. 14.62
	- Proforma EPS	Rs. 3.10	Rs. 2.68	Rs. 11.66
	Diluted
	- No. of shares	314,850,759	315,844,216	315,389,885
	- EPS as reported	Rs. 3.86	Rs. 3.43	Rs. 14.58
	- Proforma EPS	Rs. 3.09	Rs. 2.67	Rs. 11.63

The following assumptions were used for calculation of fair value of grants:

	Quarter ended June 30		Year ended March 31

	2003	2002	2003

Dividend yield	0.61%	0.52%	0.86%
Expected volatility	69.00%	73.17%	69.00%
Risk-free interest rate	8.00%	10.32%	9.00%
Expected term	2.82 years	3.96 years	2.99 years

Satyam Computer Services Limited

(b)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

(c)	Fixed Assets

Transfer of certain licenses and contracts acquired from the software services division of Sify Limited is in the process of being made.

(d)	Amortization of Goodwill

Goodwill on acquisition of E-Biz division of the Company’s erstwhile subsidiary SIFY Limited is amortized over a period of 2 years beginning January 1, 2002. In accordance with the transitional provisions of Accounting Standard 26 – Intangible Assets, goodwill from January 1, 2002 to March 31, 2003 amounting to Rs. 522.08 lakhs has been adjusted against General Reserve and that relating to the period April 1, 2003 to June 30, 2003 amounting to Rs. 104.42 lakhs has been charged to Profit and Loss Account.

(e)	Non Scheduled Banks

	Rs. in lakhs

				Maximum Balances

	Balances			Quarter	Quarter
				ended	ended	Year ended
	As at June	As at June	As at March	June 30,	June 30,	March 31,
Name of the Bank	30, 2003	30, 2002	31, 2003	2003	2002	2003

Citibank NA, Chicago	3.21	3.47	3.29	3.21	3.50	3.50
Citibank NA, Dubai	52.57	15.34	43.72	59.1	94.12	116.55
Citibank NA, Hong Kong	9.85	16.32	11.21	10.88	21.99	48.16
Citibank NA, Kualalumpur	19.76	5.22	87.92	155.8	35.48	98.96
Citibank NA, London	13.64	326.15	100.45	586.02	326.15	1,421.94
Citibank NA, New York	1.19	186.27	3.58	3.51	186.27	187.49
Citibank NA, Seoul	16.82	—	4.37	40.7	—	64.7
Citibank NA, Singapore	135.57	93.73	65.61	253.39	148.63	354.14
Citibank NA, Sydney	146.77	171.23	166	322.76	175.38	437.46
Citibank NA, Toronto	3.06	—	—	5.19	—	—
Dresdner Bank, Saarbruecken	23.44	6.93	47.67	126.58	105.23	161.87
First Union National Bank, Atlanta	0.18	0.15	0.19	0.18	0.15	0.27
First Union National Bank, New Jersey	229.8	51.69	190.40	353.16	536.72	536.72
Honkong and Shanghai Banking Corporation, London	14.33	4.91	136.89	1,022.23	4.91	994.08
Honkong and Shanghai Banking Corporation, Shanghai	0.34	10.84	0.67	6.38	12.23	19.32
Honkong and Shanghai Banking Corporation, Tokyo	286.06	—	2.91	286.06	—	86.23
KBC Bank N V, Brussels	43.27	—	6.58	141.1	—	75.77
Mitsui Sumitomo Bank, Tokyo	154.98	474.46	306.78	572.25	607.51	607.51
United Bank, Vienna	224.53	3,385.92	163.51	1,537.18	3,874.14	3,874.14
Balances held on Deposit Accounts
Banque National De Paris, Dubai	1,332.00	1,356.53	1,359.53	1,332.00	1,357.53	1,359.53

Satyam Computer Services Limited

(f)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Satyam Europe Limited, Satyam Asia Pte Limited, VisionCompass Inc., Nipuna Services Limited, Satyam Manufacturing Technologies Inc., Satyam IdeaEdge Technologies Private Limited and Satyam Computer Services (Shanghai) Co Ltd.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited with its subsidiaries Satyam Institute of e-Business Limited and Sify E-Learning Limited.

Others: Satyam Associates Trust.

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Anil Kekre, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan K., V.Srinivas, Subramaniam D, Bharath D and G. Jayaraman.

Summary of the transactions and balances with the above-related parties is as follows:

Transactions :

	Rs. in lakhs

	Quarter ended June 30,2003

	Subsidiaries	JVs	Associates

Sales	87.91	191.69	—
Outsourcing	345.75	598.60	17.90
Other Services	14.32	0.04	0.81
Advances	516.97	137.40	19.08

	Rs. in lakhs

	Quarter ended June 30,2002

	Subsidiaries	JVs

Sales	2,557.66	81.18
Outsourcing	61.94	—
Investments	5.00	—
Advances	239.21	279.75

	Rs. in lakhs

	Year ended March 31, 2003

	Subsidiaries	JVs	Associates	Others

Sales	11,025.09	254.60	—	—
Outsourcing	421.33	399.53	167.07	—
Investments	1,830.84	483.55	—	—
Fixed Assets	90.67	—	3.09	—
Other Services	694.15	900.08	11.17	—
Advances	1,772.30	82.23	—	104.00

Satyam Computer Services Limited

Balances :

	Rs. in lakhs

	As at June 30, 2003

	Subsidiaries		JVs	Associates	Others

Accounts Receivable	1,394.84	*	335.30	15.28	—
Payables	2,856.53		1,011.74	9.85	—
Investments	2,189.03	*	1,071.35	2400.63	—
Advances	4,556.67	*	297.35	98.33	104.00

	Rs. in lakhs

	As at June 30, 2002

	Subsidiaries		JVs

Accounts Receivable	2,896.68	*	130.89
Payables	3,106.95		53.91
Investments	11,758.73	*	694.05
Advances	7,337.80	*	457.86

	Rs. in lakhs

	As at March 31, 2003

	Subsidiaries		JVs	Associates	Others

Accounts Receivable	2,543.94	*	221.31	13.67	—
Payables	2,658.68		413.14	68.10	—
Investments	2,189.03	*	1,071.35	2,400.63	—
Advances	4,308.44	*	159.95	70.05	104.00

* Net of provisions made

Transactions with Directors and Key Managerial Personnel

	Rs. in lakhs

	Quarter ended June 30		Year ended
Nature of Transactions	2003	2002	March 31, 2003

Remuneration/Payable to Directors	14.41	13.16	88.83
Remuneration to Key Management Personnel	153.29	152.85	722.66

Balances due to Directors and Key Managerial Personnel

	Rs. in lakhs

	As at June 30		As at
Nature of Transactions	2003	2002	March 31, 2003

Remuneration Payable to Directors	22.62	21.91	22.62
Remuneration Payable to Key Management Personnel	3.80	12.08	9.97

i)	Loans and Advances due from the Key Management Personnel of the Company are disclosed under Schedule No. 8 of the financial statements.

ii)	Options granted and outstanding to the Key Management Personnel 2,093,040 {Includes 426,000 options granted under ASOP ADS} (868,500 {Includes 133,000 options granted under ASOP ADS} as at June 30, 2002 and 2,093,040 {Includes 426,000 options granted under ASOP ADS} as at March 31, 2003).

Satyam Computer Services Limited

(g)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in lakhs

	Quarter ended June 30		Year ended

	2003	2002	March 31, 2003

Lease rentals (Refer Schedule 14)	963.00	920.23	3,789.36

Obligations on non-cancelable leases
Not later than one year	877.31	688.80	909.81
Later than one year and not later than five years	2,039.50	1,839.10	2,268.59
Later than five years	313.91	204.62	344.78

Total	3,230.72	2,732.52	3,523.18

(h)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

		Quarter ended June 30		Year ended
S.No.	Particulars	2003	2002	March 31,2003

Basic
1.	Opening no. of shares	314,542,800	314,540,000	314,540,000
2.	Total Shares outstanding	314,542,800	314,540,000	314,541,056
3.	Profit after Taxation before Extraordinary items (Rs. in lakhs )	12,149.34	10,844.51	45,988.02
4.	Profit after Taxation after Extraordinary items (Rs. in lakhs )	12,149.34	10,844.51	30,742.23
5.	EPS before Non-recurring and Extraordinary items	Rs. 3.86	Rs. 3.45	Rs. 14.62
6.	EPS after Non-recurring and Extraordinary items	Rs. 3.86	Rs. 3.45	Rs. 9.77
Diluted
7.	Stock options outstanding	3,07,959	13,04,216	8,48,829
8.	Total shares outstanding (including dilution)	314,850,759	315,844,216	315,389,885
9.	EPS before Non-recurring and Extraordinary items	Rs. 3.86	Rs. 3.43	Rs. 14.58
10.	EPS after Non-recurring and Extraordinary items	Rs. 3.86	Rs. 3.43	Rs. 9.75

(i)	Commitments and Contingencies

i)	Bank Guarantees outstanding Rs. 951.77 lakhs (Rs. 505.03 lakhs as at June 30, 2002 and Rs. 1,659.92 as at March 31, 2003).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 2,477.16 lakhs (Rs. 1,096.52 lakhs as at June 30, 2002 and Rs. 1,561.96 as at March 31, 2003)

iii)	Forward Contracts outstanding Rs. 21,082.12 lakhs (Equivalent US$ 44,500,000) {Rs. Nil as at June 30, 2002 and Rs.1,449.88 lakhs (Equivalent US$ 4,000,000) as at March 31, 2003}

Satyam Computer Services Limited

(j)	Other Information

i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

	Rs. in lakhs

	Quarter ended June 30		Year ended
	2003	2002	March 31, 2003

Statutory audit	13.75	11.25	55.00
Other services	—	4.31	9.00
Out of pocket expenses	0.32	0.79	1.83

iii)	Earnings in foreign exchange (on receipt basis):

	Rs. in lakhs

	Quarter ended June 30		Year ended
	2003	2002	March 31, 2003

Income from software development services and products	50,032.38	44,782.47	1,86,084.10
Interest received on deposits with Banks	9.52	241.62	946.83

iv)	C.I.F. value of imports:

	Rs. in lakhs

	Quarter ended June 30		Year ended
	2003	2002	March 31, 2003

Capital goods	671.57	397.58	1,816.75

v)	Expenditure in foreign currency (on payment basis):

	Rs. in lakhs

	Quarter ended June 30		Year ended
	2003	2002	March 31, 2003

Travelling expenses	1,757.04	1,660.65	6,395.15
Expenditure incurred at overseas branches	27,920.54	19,655.90	84,524.40
Others	1,111.27	1,015.56	4,530.49

(k)	Reclassification:

Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the quarter ended June 30, 2003

		Rs. in lakhs

		Quarter ended	Quarter ended	Year Ended
		30.06.2003	30.06.2002	31.03.2003

A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	12,245.88	11,649.37	49,047.32
	Depreciation and Amortization	2,946.44	3,145.87	12,418.32
	Loss on sale of Fixed Assets	40.72	7.37	8.30
	Profit on sale of Long term Investments	—	—	(1,833.55)
	(Increase)/Decrease in Sundry Debtors	(3,437.22)	763.30	(8,910.53)
	(Increase)/Decrease in Loans and Advances	(937.34)	158.48	(5,786.20)
	Increase/(Decrease) in Current Liabilities and Other Provisions	1,567.62	(24.93)	5,832.57
	Income Taxes Paid	(5,745.17)	(276.83)	(2,230.87)
	Exchange differences on translation of foreign currency cash and cash equivalents	575.60	(197.01)	1,568.12

	Net Cash Flow from Operating Activities	7,256.53	15,225.62	50,113.48

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(1,288.47)	(700.29)	(4,127.30)
	Purchase of Long term Investments	—	(5.00)	(1,831.34)
	Purchase of Current Investments	(100.00)	—	(1,050.00)
	Proceeds from liquidation/sale of Long term Investment	26.31	—	1,939.80
	Proceeds from sale of Current Investments	102.76	—	1,054.38
	Proceeds from sale of Fixed Assets	18.46	18.87	60.41
	Long term Deposits with Scheduled Banks	—	—	(123,254.27)
	Interest income received	446.13	93.23	943.81
	Interest on ADS Deposits	9.52	183.40	576.24

	Net Cash used for Investing Activities	(785.29)	(409.79)	(125,688.27)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital net of issue expenses	—	—	5.00
	Proceeds from Secured Loans	160.89	181.33	497.30
	Repayment of Secured Loans	(121.91)	(109.79)	(434.71)
	Proceeds from Unsecured Loan	—	—	1,663.90
	Repayment of Unsecured Loan	(491.75)	—	(475.40)
	Financial expenses paid	(20.12)	(19.14)	(76.57)
	Payment of Dividend	—	—	(4,689.96)

	Net Cash Flow from Financing Activities	(472.89)	52.40	(3,510.44)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(575.60)	197.01	(1,568.12)

	Net Increase in Cash and Cash equivalents during the period	5,422.75	15,065.23	(80,653.35)
	Cash and Cash equivalents at the beginning of the period	29,180.78	109,834.13	109,834.13

	Cash and Cash equivalents at the end of the period	34,603.53	124,899.36	29,180.78

	Supplementary Information
	Cash and Bank Balances	157,757.80	124,899.36	152,335.05
	Add: Current Investments in Mutual Funds considered as cash equivalents	100.00	—	100.00
	Long Term Deposits with Scheduled Banks Considered as investment	(123,254.27)	—	(123,254.27)

	Balance considered for Cash Flow Statement	34,603.53	124,899.36	29,180.78

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President - Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : July 24, 2003		Date : July 24, 2003